Exhibit 99.1

Ardmore Shipping Corporation Announces Financial Results For The Three And Six Months Ended June 30, 2016

HAMILTON, Bermuda, Aug. 2, 2016 /PRNewswire/ -- Ardmore Shipping Corporation (NYSE: ASC) ("Ardmore" or the "Company" or "we") today announced results for the three and six months ended June 30, 2016.

Highlights

  Reported a net profit of $5.5 million for the three months ended June 30, 2016, or $0.20 basic and diluted earnings per share, as compared to $7.9 million, or $0.30 basic and diluted earnings per share, for the three months ended June 30, 2015. The Company reported EBITDA (see Non-GAAP Measures section below) of $17.3 million for the three months ended June 30, 2016, as compared to $16.8 million for the three months ended June 30, 2015.
  Delivered a solid chartering performance for the quarter, with spot and pool MR tankers earning $16,302 per day for the three months ended June 30, 2016, with an average of 22.7 ships in operation.
  Completed the sale of the Ardmore Calypso and Ardmore Capella during April and May 2016 for a total consideration of $38.5 million.
  Agreed in June 2016 to acquire six modern Eco-Design MR product/chemical tankers for an aggregate purchase price of $172.5 million. The vessels, which have an average age of 2.4 years, are scheduled to be delivered to Ardmore on a charter-free basis between September and October 2016. The acquisition expands Ardmore's fleet to 28 vessels, or by approximately 32% on a tonnage basis, and is expected to be accretive to earnings and to net asset value.
  Completed a public offering on June 13, 2016 of 7.5 million shares at an offering price of $8.90 per share. Net proceeds amounted to $64.1 million, which will be used to partially finance the acquisition of six recently acquired vessels. The remainder of the acquisition cost will be financed through debt and existing cash on hand.
  Declared a cash dividend of $0.11 per common share for the quarter ended June 30, 2016, based on our policy of paying out 60% of earnings from continuing operations. The dividend will be paid on August 31, 2016 to all shareholders of record on August 16, 2016.

Anthony Gurnee, the Company's Chief Executive Officer, commented:

"We are pleased to report our financial performance for the second quarter of 2016, as we achieved earnings of $5.5 million, or 20 cents per share, and declared a quarterly dividend of 11 cents per share.

Charter performance across the Ardmore fleet was solid, given overall market conditions, with a particularly strong performance from our chemical tankers. The spot market for MRs showed strength in the early part of the quarter, before softening in late May and June as a result of reduced refinery output and thus lower cargo volumes and trading activity. We anticipate a recovery of refinery output late in the third quarter, supporting MR tanker charter rates going into the historically stronger winter market.

We are very positive on MR spot rates beyond the current short-term softness, and we believe that fundamental product tanker demand growth continues to be strong in the 4-6% range. We expect this continuing growth to result in an increasing supply-demand tension as the pace of new vessel deliveries falls off significantly during the third quarter and the orderbook for MR product tankers declines to approximately 5% of the fleet by year-end, the lowest level in at least 20 years. As a result of these factors, we anticipate that fleet growth net of scrapping will decline to only 2-3% in 2017 and will be meaningfully outstripped by demand growth for the foreseeable future.

We are also very pleased with our recent acquisition of six Eco-Design MR product tankers, which we believe comes at an ideal point in the evolution of the product tanker trade and will position us to maximize shareholder value in a strengthening market. These high quality, fuel-efficient, Korean-built vessels have an average age of 2.4 years and were acquired at a very attractive en-bloc price made possible by our strong balance sheet and prudent, opportunistic approach to fleet growth. We believe that this acquisition is accretive to NAV and will be highly accretive to earnings upon delivery of the vessels, commencing in the third quarter of 2016, by virtue of the low acquisition cost and improved cost efficiencies. Following delivery, our revenue days will increase by 23% for the fourth quarter and by a further 15% for the full year 2017."

Summary of Recent and Second Quarter 2016 Events

Fleet

Fleet Operations and Employment

The Company has 22 vessels currently in operation, comprising 15 MR tankers ranging from 45,000 Dwt to 49,999 Dwt (nine Eco-Design and six Eco-Mod) and seven product and chemical tankers ranging from 25,000 Dwt to 38,000 Dwt (six Eco-Design and one Eco-Mod).

MR Tankers (45,000 Dwt – 49,999 Dwt)

At the end of the second quarter of 2016, the Company had 13 MR tankers trading in the spot market or in pools, and two MR tankers employed on time charters. The 13 spot or pool trading MR tankers, comprising seven Eco-Design and six Eco-Mod, earned an average of $16,302 per day. Overall for the quarter, our nine Eco-Design MR tankers earned $17,254 per day, and our six Eco-Mod MR tankers earned $15,376 per day.

In the third quarter of 2016, the Company expects to have 80% of its revenue days for its MR Eco-Design tankers employed in the spot market or in pools. The remaining 20% of revenue days are expected to be employed on time charters at an average rate of $18,500 per day. For Eco-Mod MR tankers, the Company estimates that all revenue days are expected to be employed in the spot market. The Company has fixed 40% of its total MR spot revenue days for the third quarter at approximately $14,000 per day.

Product / Chemical Tankers (IMO 2: 25,000 Dwt – 38,000 Dwt)

At the end of the second quarter of 2016, the Company had seven IMO 2 product and chemical tankers in operation (six Eco-Design and one Eco-Mod), four of which were trading spot or in pools and three of which were employed on time charters. During the second quarter of 2016, across all employment types, the Company's six Eco-Design product and chemical vessels earned an average daily rate of $17,547 per day, and the Eco-Mod product and chemical vessels earned an average daily rate of $14,468 per day.

For the third quarter of 2016, the Company expects to have approximately 64% of revenue days for the Eco-Design product and chemical tankers employed in the spot market or a pool. The remaining 36% of revenue days are expected to be covered by time charter employment at an average rate of $16,693 per day. For the one Eco-Mod product and chemical tanker, the company estimates that all revenue days are expected to be employed in the spot market.

Drydocking

The Company had 40 drydock days in the second quarter of 2016. Ardmore expects 16 scheduled drydock days in the third quarter of 2016.

Sale of Ardmore Calypso and Ardmore Capella

In November 2015, Ardmore agreed terms for the sale of Ardmore Calypso and Ardmore Capella. The sales price for the two vessels was $38.5 million. The vessels successfully delivered to the buyers during the second quarter of 2016.

Agreement to Acquire Six Vessels

In June 2016, Ardmore entered into an agreement to acquire six modern, Eco-Design MR product/chemical tankers for an aggregate purchase price of $172.5 million. The vessels, which have an average age of 2.4 years, are scheduled to be delivered to Ardmore on a charter-free basis between September and October 2016. The acquisition will expand Ardmore's fleet to 28 vessels, or by approximately 32% on a tonnage basis, and is expected to be accretive to earnings and to net asset value.

Public Offering of Shares

Ardmore completed a public offering on June 13, 2016 of 7.5 million shares at an offering price of $8.90 per share. The net proceeds amounting to $64.1 million will be used to partially finance the acquisition of the six vessels that Ardmore agreed to purchase in June 2016.

Dividend

On August 2, 2016, Ardmore's Board of Directors declared a cash dividend of $0.11 per share for the quarter ended June 30, 2016, based on the Company's policy of paying out dividends equal to 60% of earnings from continuing operations. Earnings from continuing operations is defined as earnings per share ("EPS") reported under US GAAP, as adjusted for unrealized and realized gains and losses and extraordinary items. The dividend is payable on August 31, 2016 to all shareholders of record on August 16, 2016.

Results for the Three Months Ended June 30, 2016 and 2015

The Company reported a net profit of $5.5 million, or $0.20 basic and diluted earnings per share, for the three months ended June 30, 2016, as compared to $7.9 million, or $0.30 basic and diluted earnings per share, for the three months ended June 30, 2015. For the three months ended June 30, 2016, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $17.3 million, an increase of $0.5 million from $16.8 million for the three months ended June 30, 2015.

Results for the Six Months Ended June 30, 2016 and 2015

The Company reported a net profit of $12.2 million, or $0.46 basic and diluted earnings per share, for the six months ended June 30, 2016, as compared to $13.0 million, or $0.50 basic and diluted earnings per share, for the six months ended June 30, 2015. For the six months ended June 30, 2016, the Company reported EBITDA (see "Non-GAAP Measures" section below) of $36.2 million, an increase of $7.3 million from $28.9 million for the six months ended June 30, 2015.

Management's Discussion and Analysis of Financial Results for the Three Months Ended June 30, 2016 and 2015

Revenue. Revenue for the three months ended June 30, 2016 was $39.7 million, an increase of $0.4 million from $39.3 million for the three months ended June 30, 2015.

The average number of owned vessels increased to 22.7 for the three months ended June 30, 2016 from 18.4 for the three months ended June 30, 2015, resulting in revenue days of 2,005 for the three months ended June 30, 2016, as compared to 1,667 for the three months ended June 30, 2015.

We had 12 and 11 vessels employed under time charter and pool arrangements as at June 30, 2016 and June 30, 2015, respectively. Revenue days derived from time charter and pool arrangements were 1,148 for the three months ended June 30, 2016, as compared to 978 for the three months ended June 30, 2015. The increase in revenue days in time charter and pool arrangements resulted in an increase in revenue of $2.7 million, while improving market conditions resulted in an increase in revenue of $2.0 million.

We had ten and eight vessels employed directly in the spot market as at June 30, 2016 and June 30, 2015, respectively. For spot chartering arrangements, we had 857 revenue days for the three months ended June 30, 2016, as compared to 689 for the three months ended June 30, 2015. This increase in revenue days derived from spot chartering arrangements resulted in an increase in revenue of $5.7 million, offset by a $10.0 million decrease in spot market revenue related to declining market conditions.

For vessels employed directly in the spot market, revenue is recognized on a gross freight basis, while under time chartering and pool arrangements, the charterer typically pays voyage expenses and revenue is recognized on a net basis.

Commissions and Voyage Related Costs. Commissions and voyage related costs were $6.3 million for the three months ended June 30, 2016, a decrease of $2.2 million from $8.5 million for the three months ended June 30, 2015.

Revenue days increased to 2,005 for the three months ended June 30, 2016, as compared to 1,667 for the three months ended June 30, 2015. For spot chartering arrangements, we had 857 revenue days for the three months ended June 30, 2016, as compared to 689 for the three months ended June 30, 2015. This increase in revenue days is offset by lower bunker prices for the three months ended June 30, 2016, resulting in a decrease in commissions and voyage related expenses of $2.2 million. In direct spot employment, all voyage expenses are borne by us as opposed to the charterer, while under time chartering and pool arrangements, the charterer typically pays voyage expenses.

TCE Rate. The average TCE rate for our fleet was $16,645 per day for the three months ended June 30, 2016, decreasing by $2,030 per day from $18,675 per day for the three months ended June 30, 2015.

Vessel Operating Expenses. Vessel operating expenses were $12.9 million for the three months ended June 30, 2016, an increase of $1.6 million from $11.3 million for the three months ended June 30, 2015. This increase is primarily due to an increase in the number of vessels in operation for the three months ended June 30, 2016. Due to the nature of this expenditure, vessel operating expenses are prone to fluctuations between periods. Fleet operating costs per day, including technical management fees, were $6,215 for the three months ended June 30, 2016, as compared to $6,457 for the three months ended June 30, 2015.

Depreciation. Depreciation expense for the three months ended June 30, 2016 was $7.2 million, an increase of $1.5 million from $5.7 million for the three months ended June 30, 2015. The increase is primarily due to an increase in the average number of owned vessels to 22.7 for the three months ended June 30, 2016 from 18.4 for the three months ended June 30, 2015.

Amortization of Deferred Drydock Expenditure. Amortization of deferred drydock expenditure for the three months ended June 30, 2016 was $0.7 million, an increase of $0.1 million from $0.6 million for the three months ended June 30, 2015. The capitalized costs of drydockings for a given vessel are depreciated on a straight line basis to the next scheduled drydocking of the vessel.

General and Administrative Expenses. General and administrative expenses for the three months ended June 30, 2016 were $3.6 million, as compared to $2.7 million for the three months ended June 30, 2015. The increase primarily reflects additional staff and travel costs associated with operating a larger fleet of $0.6 million and $0.1 million, respectively. Average headcount increased to 29 for the three months ended June 30, 2016 from 21 for the three months ended June 30, 2015.

Interest Expense and Finance Costs. Interest expense and finance costs (which include loan interest, capital lease interest, and amortization of deferred financing fees, and are net of capitalized interest) for the three months ended June 30, 2016 were $4.0 million, as compared to $2.5 million for the three months ended June 30, 2015. Cash interest expense increased by $0.1 million to $3.1 million for the three months ended June 30, 2016 from $3.0 million for the three months ended June 30, 2015. This was the result of an increase in LIBOR and an increase in the average debt balance following the delivery of four vessels since June 30, 2015, which was partially offset by a reduction in the interest expense following the refinancing of debt completed during the first quarter of 2016. Capitalized interest, which relates to vessels under construction, was nil for the three months ended June 30, 2016, as compared to $0.9 million for the three months ended June 30, 2015, as there were no vessels under construction during the three months ended June 30, 2016. Amortization of deferred financing charges for the three months ended June 30, 2016 was $0.9 million, as compared to $0.4 million for the three months ended June 30, 2015.

Liquidity

As of June 30, 2016, the Company had $103.1 million (December 31, 2015: $40.1 million) available in cash and cash equivalents. The following debt and capital lease liabilities (net of deferred finance fees) were outstanding as of the dates indicated:

	As of
	Jun 30, 2016	Dec 31, 2015
Debt	377,084,245	388,242,404
Capital Leases	-	26,771,911
Total	377,084,245	415,014,315

Conference Call

The Company plans to have a conference call on August 2, 2016 at 10:00 a.m. Eastern Time to discuss its results for the quarter ended June 30, 2016. All interested parties are invited to listen to the live conference call and slide presentation by choosing from the following options:

  By dialing 844-492-3728 (U.S.) or 412-542-4189 (International) and referencing "Ardmore Shipping."
  By accessing the live webcast at Ardmore Shipping's website at www.ardmoreshipping.com.

Participants should dial into the call 10 minutes before the scheduled time.

If you are unable to participate at this time, an audio replay of the call will be available through August 9, 2016 at 877-344-7529 or 412-317-0088. Enter the passcode 10089375 to access the audio replay. A recording of the webcast, with associated slides, will also be available on the Company's website. The information provided on the teleconference is only accurate at the time of the conference call, and the Company will take no responsibility for providing updated information.

About Ardmore Shipping Corporation

Ardmore owns and operates a fleet of MR product and chemical tankers ranging from 25,000 to 50,300 deadweight tonnes. Ardmore provides seaborne transportation of petroleum products and chemicals worldwide to oil majors, national oil companies, oil and chemical traders, and chemical companies, with its modern, fuel-efficient fleet of tankers.

Ardmore's core strategy is to develop a modern, high-quality fleet of product and chemical tankers, building key long-term commercial relationships and maintaining its cost advantage in assets, operations and overhead, while creating significant synergies and economies of scale as the Company grows. Ardmore provides its services to customers through voyage charters, commercial pools, and time charters, and enjoys close working relationships with key commercial and technical management partners.

Ardmore Shipping Corporation
Unaudited Condensed Consolidated Balance Sheet
(Expressed in U.S. dollars, unless otherwise stated)

	As at
ASSETS	Jun 30, 2016	Dec 31, 2015
Current assets
Vessels held for sale	-	37,083,985
Cash and cash equivalents	103,129,226	40,109,382
Receivables, trade	19,887,897	26,189,316
Working capital advances	3,025,000	3,475,000
Prepayments	905,298	1,042,359
Advances and deposits	5,189,134	3,511,872
Other receivables	23,157	23,953
Inventories	4,751,848	3,969,483
Total current assets	136,911,560	115,405,350

Non-current assets
Vessels and vessel equipment, net	644,795,131	658,628,933
Deferred drydock expenditure, net	4,672,715	3,730,374
Deposit for vessel acquisition	17,250,000	-
Leasehold improvements, net	483,999	-
Other non-current assets, net	597,763	432,951
Total non-current assets	667,799,608	662,792,258

TOTAL ASSETS	804,711,168	778,197,608

LIABILITIES AND EQUITY
Current liabilities
Payables, trade	8,716,511	12,482,540
Charter revenue received in advance	2,135,525	1,192,317
Other payables	144,484	144,932
Accrued interest on loans	1,304,466	1,752,226
Current portion of long-term debt	35,099,656	27,014,500
Current portion of capital lease obligations	-	26,771,911
Total current liabilities	47,400,642	69,358,426

Non-current liabilities
Non-current portion of long-term debt	341,984,589	361,227,904
Total non-current liabilities	341,984,589	361,227,904

Equity
Share capital	339,754	263,297
Additional paid in capital	404,169,028	338,226,370
Treasury stock	(4,272,477)	(1,278,546)
Accumulated surplus	15,089,632	10,400,157
Total equity	415,325,937	347,611,278

TOTAL LIABILITIES AND EQUITY	804,711,168	778,197,608

Ardmore Shipping Corporation
Unaudited Condensed Statement of Operations
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
REVENUE
Revenue	39,719,211	39,312,613	83,255,507	68,928,550

OPERATING EXPENSES
Commissions and voyage related costs	6,343,542	8,546,389	13,751,189	14,667,236
Vessel operating expenses	12,853,717	11,257,628	26,551,386	20,477,936
Depreciation	7,185,808	5,713,901	14,237,637	10,622,505
Amortization of deferred dry dock expenditure	684,958	607,394	1,278,809	1,170,024
General and administrative expenses	3,629,032	2,727,980	7,242,359	4,843,622
Total operating expenses	30,697,057	28,853,292	63,061,380	51,781,323

Profit from operations	9,022,154	10,459,321	20,194,127	17,147,227

Interest expense and finance costs	(3,960,098)	(2,529,459)	(8,393,709)	(4,139,228)
Interest income	20,111	4,389	41,251	6,023
Gain on disposal of vessels	451,962	-	451,962	-

Profit before taxes	5,534,129	7,934,251	12,293,631	13,014,022

Income tax	(38,000)	(14,098)	(58,000)	(26,586)

Net profit	5,496,129	7,920,153	12,235,631	12,987,436

Earnings per share, basic and diluted	0.20	0.30	0.46	0.50
Earnings per share from continuing operations(1)	0.18	0.30	0.44	0.50
Weighted average number of shares outstanding, basic and diluted	27,339,539	26,014,629	26,699,709	25,997,708

(1) Earnings per share from continuing operations is a non-GAAP measure and is defined and reconciled under the "Non-GAAP Measures" section below.

Ardmore Shipping Corporation
Unaudited Condensed Statement of Cash Flows
(Expressed in U.S. dollars, unless otherwise stated)

	Six months ended
	Jun 30, 2016	Jun 30, 2015
OPERATING ACTIVITIES
Net profit	12,235,631	12,987,436
Non-cash items:
Depreciation	14,237,637	10,622,505
Amortization of deferred dry dock expenditure	1,278,809	1,170,024
Share based compensation	653,019	714,369
Gain on disposal of vessels	(451,962)	-
Amortization of deferred finance charges	1,472,030	697,794
Changes in operating assets and liabilities:
Receivables, trade	6,301,419	(11,458,835)
Working capital advances	450,000	(975,000)
Prepayments	137,061	476,566
Advances and deposits	(1,677,262)	(1,374,957)
Other receivables	796	286,406
Inventories	(782,365)	(1,742,266)
Payables, trade	(3,766,029)	2,920,482
Charter revenue received in advance	943,208	1,043,246
Other payables	(2,838)	(229,035)
Accrued interest on loans	(447,760)	426,201
Deferred dry dock expenditure	(2,222,779)	(1,029,891)
Net cash provided by operating activities	28,358,615	13,581,913

INVESTING ACTIVITIES
Payments for acquisition of vessels and equipment	(269,087)	(128,083,707)
Payments for vessels under construction	-	(19,139,192)
Net proceeds from sale of vessels	37,612,414	-
Deposit for vessel acquisition	(17,250,000)	-
Payments for leasehold improvements	(483,999)	-
Payments for other non-current assets	(247,006)	(41,136)
Net cash provided by / (used in) investing activities	19,362,321	(147,264,035)

FINANCING ACTIVITIES
Proceeds from long-term debt	2,010,000	132,965,000
Repayments of long term debt	(10,276,444)	(10,761,298)
Repayments of capital leases	(27,097,348)	(819,570)
Payments for deferred finance charges	(4,163,309)	(1,302,302)
Net proceeds from equity offering	64,119,332	-
Payments for treasury stock	(2,993,931)	-
Payment of dividend	(6,299,392)	(4,391,120)
Net cash provided by financing activities	15,298,908	115,690,710

Net increase / (decrease) in cash and cash equivalents	63,019,844	(17,991,412)

Cash and cash equivalents at the beginning of the period	40,109,382	59,879,596

Cash and cash equivalents at the end of the period	103,129,226	41,888,184

Ardmore Shipping Corporation
Unaudited Other Operating Data
(Expressed in U.S. dollars, unless otherwise stated)

	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015
EBITDA (1)	17,344,882	16,780,616	36,162,535	28,939,756

AVERAGE DAILY DATA
Fleet time charter equivalent per day (2)	16,645	18,675	16,661	17,992

Fleet operating costs per day (3)	5,818	6,109	5,864	5,990
Technical management fees per day (4)	397	348	380	362
	6,215	6,457	6,244	6,352

MR Tankers Spot & Pool TCE per day (2)	16,302	22,384	17,369	22,603

MR Tankers Eco-Design
TCE per day (2)	17,254	20,732	17,495	19,372
Vessel operating costs per day (5)	5,704	6,461	5,779	6,289

MR Tankers Eco-Mod
TCE per day (2)	15,376	20,212	16,603	19,621
Vessel operating costs per day (5)	6,439	6,787	6,506	6,561

Prod/Chem Tankers Eco-Design (25k - 37k Dwt)
TCE per day (2)	17,547	16,769	17,350	16,715
Vessel operating costs per day (5)	6,109	5,792	6,173	5,930

Prod/Chem Tankers Eco-Mod (17k - 29k Dwt)
TCE per day (2)	14,468	14,310	11,827	13,290
Vessel operating costs per day (5)	7,242	6,680	6,693	6,456

FLEET
Upgrades and enhancements expensed	191,867	441,403	363,099	757,244

Average number of owned operating vessels	22.7	18.4	23.4	17.2

(1)	EBITDA is a non-GAAP measure and is defined and reconciled to the most directly comparable GAAP measure under the "Non-GAAP Measures" section below.
(2)

Time Charter Equivalent ("TCE") daily rate is the gross charter rate or gross pool rate, as applicable, per revenue day plus Communication, Victualing and Entertainment Income ("CVE"). Revenue days are the total number of calendar days the vessels are in our possession less off-hire days generally associated with drydocking or repairs. For vessels employed on voyage charters, TCE is the net rate after deducting voyage costs incurred, including all commissions and pool administration fees.

(3)

Fleet operating costs per day are routine operating expenses and comprise crewing, repairs and maintenance, insurance, stores, lube oils and communication costs. They do not include additional costs related to upgrading or enhancement of the vessels that are not capitalized.

(4)	Technical management fees are fees paid to third-party technical managers.
(5)	Vessel operating costs per day include technical management fees.

Ardmore Shipping Corporation
Fleet List as at August 2, 2016

Vessel Name	Type	Dwt Tonnes	IMO	Built	Country	Flag	Specification
Ardmore Seavaliant	Product/Chemical	49,998	2/3	Feb-13	Korea	MI	Eco-design
Ardmore Seaventure	Product/Chemical	49,998	2/3	Jun-13	Korea	MI	Eco-design
Ardmore Seavantage	Product/Chemical	49,997	2/3	Jan-14	Korea	MI	Eco-design
Ardmore Seavanguard	Product/Chemical	49,998	2/3	Feb-14	Korea	MI	Eco-design
Ardmore Sealion	Product/Chemical	49,999	2/3	May-15	Korea	MI	Eco-design
Ardmore Seafox	Product/Chemical	49,999	2/3	Jun-15	Korea	MI	Eco-design
Ardmore Seawolf	Product/Chemical	49,999	2/3	Aug-15	Korea	MI	Eco-design
Ardmore Seahawk	Product/Chemical	49,999	2/3	Nov-15	Korea	MI	Eco-design
Ardmore Endeavour	Product/Chemical	49,997	2/3	Jul-13	Korea	MI	Eco-design
Ardmore Seafarer	Product/Chemical	45,744	3	Aug-04	Japan	MI	Eco-mod
Ardmore Seatrader	Product	47,141	—	Dec-02	Japan	MI	Eco-mod
Ardmore Seamaster	Product/Chemical	45,840	3	Sep-04	Japan	MI	Eco-mod
Ardmore Seamariner	Product/Chemical	45,726	3	Oct-06	Japan	MI	Eco-mod
Ardmore Sealeader	Product	47,463	—	Aug-08	Japan	MI	Eco-mod
Ardmore Sealifter	Product	47,472	—	Jul-08	Japan	MI	Eco-mod
Ardmore Dauntless	Product/Chemical	37,764	2	Feb-15	Korea	MI	Eco-design
Ardmore Defender	Product/Chemical	37,791	2	Feb-15	Korea	MI	Eco-design
Ardmore Centurion	Product/Chemical	29,006	2	Nov-05	Korea	MI	Eco-mod
Ardmore Cherokee	Product/Chemical	25,215	2	Jan-15	Japan	MI	Eco-design
Ardmore Cheyenne	Product/Chemical	25,217	2	Mar-15	Japan	MI	Eco-design
Ardmore Chinook	Product/Chemical	25,217	2	Jul-15	Japan	MI	Eco-design
Ardmore Chippewa	Product/Chemical	25,217	2	Nov-15	Japan	MI	Eco-design
Total	22	934,797

Non-GAAP Measures

This press release describes EBITDA and earnings per share from continuing operations, which are not measures prepared in accordance with U.S. GAAP and are reconciled below. EBITDA is defined as earnings before interest, taxes, depreciation and amortization. Earnings per share from continuing operations is defined as earnings per share ("EPS") reported under US GAAP as adjusted for unrealized and realized gains and losses and extraordinary items.

These non-GAAP measures are presented in this press release as the Company believes that it provides investors with a means of evaluating and understanding how Ardmore's management evaluates operating performance. These non-GAAP measures should not be considered in isolation from, as substitutes for, or superior to financial measures prepared in accordance with U.S. GAAP. In addition, these non-GAAP measures do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. All amounts in the tables below are expressed in U.S. dollars, unless otherwise stated.

EBITDA	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015

Net profit	5,496,129	7,920,153	12,235,631	12,987,436
Interest income	(20,111)	(4,389)	(41,251)	(6,023)
Interest expense and finance costs	3,960,098	2,529,459	8,393,709	4,139,228
Income tax	38,000	14,098	58,000	26,586
Depreciation	7,185,808	5,713,901	14,237,637	10,622,505
Amortization of deferred dry dock expenditure	684,958	607,394	1,278,809	1,170,024
EBITDA	17,344,882	16,780,616	36,162,535	28,939,756

Gain on disposal of vessels	451,962	-	451,962	-
ADJUSTED EBITDA	16,892,920	16,780,616	35,710,573	28,939,756

Earnings from continuing operations	Three months ended		Six months ended
	Jun 30, 2016	Jun 30, 2015	Jun 30, 2016	Jun 30, 2015

Net profit	5,496,129	7,920,153	12,235,631	12,987,436
Gain on disposal of vessels	451,962	-	451,962	-
Earnings from continuing operations	5,044,167	7,920,153	11,783,669	12,987,436

EPS from continuing operations	0.18	0.30	0.44	0.50
Weighted average number of shares	27,339,539	26,014,629	26,699,709	25,997,708

Forward Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, including, without limitation, Ardmore management's examination of historical operating trends, data contained in the Company's records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company's control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company's view, could cause actual results to differ materially from those discussed in the forward-looking statements include: the failure of counterparties to fully perform their contracts with the Company; the strength of world economies and currencies; general market conditions, including fluctuations in charter rates and vessel values; changes in demand for tanker vessel capacity; changes in the Company's operating expenses, including bunker prices, drydocking and insurance costs; the market for the Company's vessels; competition in the tanker industry; availability of financing and refinancing; charter counterparty performance; ability to obtain financing and comply with covenants in such financing arrangements; changes in governmental rules and regulations or actions taken by regulatory authorities; general domestic and international political conditions; potential disruption of shipping routes due to accidents, piracy or political events; vessels breakdowns and instances of off-hires; and other factors. Please see the Company's filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Investor Relations Enquiries:
Mr. Leon Berman
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 212-477-8438
Fax: 212-477-8636
Email: lberman@igbir.com

Or

Mr. Bryan Degnan
The IGB Group
45 Broadway, Suite 1150
New York, NY 10006
Tel: 646-673-9701
Fax: 212-477-8636
Email: bdegnan@igbir.com